Mail Stop 6010



      August 12, 2005




Mr. Ron Foster
Chief Financial Officer
FormFactor, Inc.
7005 Southfront Road
Livermore CA 94551

	RE:	FormFactor, Inc.
		Form 10-K for the fiscal year ended December 25, 2004
		Filed March 14, 2005
		File No. 0-50307

Dear Mr.Meyerhoff:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the period ending December 25, 2004

Managements Discussion and Analysis, page 15

Fiscal Years Ended December 25, 2004 and December 27, 2003, page
20

1. We see that you have elected to present stock based compensation expense as a separate line item on the face of the income statement.
If material in future filings, please expand your discussions of the various expense categories to also discuss variances in line items inclusive of related stock compensation charges. Also, the selective financial data and quarterly information should include the allocation as well.

2. We note the significant inventory and inventory reserve balances at December 25, 2004. Please discuss these balances and the related turnover rates on a comparative basis and the reasons for the significant increase in the reserve for excess and obsolete inventory in the current year. Also, explain the basis of your conclusions regarding the recoverability of inventory as of the most recent balance sheet date. Revise future filings to clarify.


Consolidated Balance Sheets, page 52

3. We see from disclosures at Note 3 that approximately $112.2 million of your marketable securities at December 25, 2004 mature after one year. Please tell us why these amounts are not classified as non-current assets in your balance sheet. Revise future filings to correctly classify your marketable securities as either current or non-current. Refer to paragraph 17 of FAS 115.

Note 12. Related Party Transactions, page 76

4. Significant related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. Revise future filings to disclose separately the transactions with related parties or advise us why this disclosure is not necessary.





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3554 with any other questions. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at
(202) 551-3371.


								Sincerely,



								Angela J. Crane
								Branch Chief
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Ron Foster
FormFactor, Inc.
August 12, 2005
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